  Exhibit 99.3
NXT ENERGY SOLUTIONS INC. 2019 ANNUAL MEETING OF SHAREHOLDERS NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notice-and-access notification because NXT Energy Solutions Inc. ("NXT") is using notice-and-access procedures to deliver materials to registered and beneficial holders of Common Shares ("Shareholders") in advance of the annual meeting of shareholders on June 25, 2019 (the "Meeting"). Shareholders will still receive a paper copy of the form of proxy ("Proxy") or voting instruction form ("VIF"), as applicable, enabling them to vote at the Meeting; however, instead of receiving a paper copy of the Information Circular dated May 10, 2019 (the "Information Circular"), Shareholders are notified on how to access the Information Circular electronically. The electronic delivery of materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

◆
Tuesday, June 25, 2019 at 10:00 am (Calgary time)

◆
Norton Rose Fulbright Canada LLP (Suite 3700, 400 3rd Avenue SW, Calgary, Alberta)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Number and Election of Directors: Setting the number of and electing the directors for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Election of Directors".

Appointment of Auditors: Re-appoint KPMG LLP as NXT's auditor for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Appointment of Auditor".

Warrant Extension Resolution: To consider and, if thought appropriate, to pass, on a disinterested basis, with or without variation, an ordinary resolution authorizing and approving the 12-month extension of the expiry date of 3,421,648 common share purchase warrants issued to Alberta Green Ventures Limited Partnership. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Warrant Extension Resolution".

Unallocated Options Resolution: To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the unallocated entitlements issuable under the Company’s Amended and Restated Stock Option Plan. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Unallocated Options Resolution".

Deferred Share Unit Plan Resolution: To consider and if thought appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the Deferred Share Unit Plan and approving the unallocated entitlements issuable thereunder. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Deferred Share Unit Plan Resolution".

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under the heading "General Information – Exercise of Discretion by Proxyholders".

SHAREHOLDERS ARE ASKED TO PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

HOW TO ACCESS MEETING MATERIALS (INFORMATION CIRCULAR AND RELATED)

◆
NXT's website: http://www.nxtenergy.com/investor-relations/annual-meeting-2019

◆
NXT's profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request a paper copy of Meeting materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

◆
Calling: 1-866-890-7020

◆
Emailing: NXT2019shareholdermeeting@nxtenergy.com

Please make your request by June 15, 2019 to ensure meeting materials arrive prior to the vote.

VOTING

Beneficial shareholders are asked to return voting instructions using one the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

Online:	www.proxyvote.com
Telephone:	By phoning the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the Instructions.
Mail:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Please call toll free at 1-866-890-7020 if you have any questions about NXT's notice-and-access solicitation process.